Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                                   July 25, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Max A. Webb

Re:	Nordic American Tankers Limited Registration Statement on Form F-3 Filed March 21, 2013 File 333-187400

Dear Mr. Webb:

We refer to the registration statement on Form F-3, filed by Nordic American Tankers Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 21, 2013, as amended on June 28, 2013 (the "Registration Statement").  By letter dated July 9, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.

The Staff’s comments related to the Exhibit 5.1 opinion.  As previously discussed and on an informal basis, the Company respectfully attaches hereto as Appendix I a marked copy of the revised Exhibit 5.1 opinion in response to the Staff’s comments.  Appleby (Bermuda) Limited, Bermuda counsel to the Company, has removed paragraph (h) relating to an assumption about the effectiveness of resolutions and replaced it with an assumption that the directors have acted in good faith.  Also, the first paragraph under the “Disclosure” section relating to the purchaser’s ability to rely on the opinion has been removed.  The second sentence of the last paragraph of the opinion has not been removed but this should not impact a purchaser’s ability to rely on the opinion.

Max A. Webb
Nordic American Tankers Limited
July 25, 2013

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,
/s/ Gary J. Wolfe Gary J. Wolfe

cc:           J. Nolan McWilliams
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

Appendix I

e-mail: jwilson@applebyglobal.com direct dial: Tel +1 441 298 3559 appleby ref: JW/100154.0025 By Email ~~20 March~~[•] 2013

NORDIC AMERICAN TANKERS LIMITED LOM Building 27 Reid Street Hamilton HM 11 Bermuda
Ladies and Gentlemen,

NORDIC AMERICAN TANKERS LIMITED – Registration Statement on Form F-3 Filing

We have acted as legal advisers as to matters of Bermuda law to NORDIC AMERICAN TANKERS LIMITED, a company organized under the laws of the Islands of Bermuda (the "Company") and in such capacity we have assisted in the preparation and filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), of a Registration Statement on Form F-3 (the "Registration Statement") relating to the registration of 1,664,450 common shares in the Company, par value $0.01 per share (the "Shares"), which may be issued to eligible participants under the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan").

For the purposes of this opinion we have examined and relied upon the documents listed (which in some cases, are also defined) in the Schedule to this opinion (the "Documents").

Assumptions

In stating our opinion we have assumed:

(a)
the authenticity, accuracy and completeness of all Documents submitted to us as originals and the conformity to authentic original Documents of all Documents submitted to us as certified, conformed, notarised or photostatic copies;

(b)	the genuineness of all signatures on the Documents;

(c)
the authority, capacity and power of persons signing the Documents, other than the Directors of the Company in relation to the Resolutions and other than in relation to any certification made by an officer of the Company in relation to the Resolutions or the Constitutional Documents;

(d)	that any representation, warranty or statement of fact or law, other than the laws of Bermuda made in any of the Documents, is true, accurate and complete;

(e)	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein;

(f)
that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any actions taken by the Company in connection with the Registration Statement or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

(g)
that no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending  against or affecting the Company; (ii) that no notice to the Registrar of Companies of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given to petition to wind up the Company; and (iii) that no application to reorganise the affairs of the Company pursuant to a scheme of arrangement or application for the appointment of a receiver has been filed with the Supreme Court; and

(h)
that the ~~Resolutions are in full force and effect, have not been rescinded, either in whole or in part and that there is no matter affecting the authority of the Directors to effect entry by the Company into the transactions, not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinions expressed herein.~~Directors of the Company acted in good faith upon their adoption of the Resolutions.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:

(1)
The Shares, when the terms of the issuance and sale thereof have been duly approved by the Board of Directors of the Company in conformity with the Company's Memorandum of Association, the Bye-Laws and the Plan will when issued and delivered against payment therefor in accordance with the Plan will be validly issued, fully paid and non-assessable.

(2)
Subject as otherwise provided in this opinion, and except as provided in this paragraph, no consent, licence or authorisation of, filing with, or other act by or in respect of, any governmental authority or court of Bermuda is required to be obtained by the Company in connection with the issuance of the Shares except that the Registration Statement and any other offering documents must be filed with the Registrar of Companies prior to or as soon as reasonably practicable after any Shares are offered to the public and must comply, to the extent applicable, with the requirements of Part III of the Companies Act 1981.

Reservations

We have the following reservations:

(a)
We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda.  This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof.

(b)
Any reference in this opinion to shares being "non-assessable" shall mean, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.

Disclosure

~~This opinion is addressed to you and, save as referred to herein, is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose, nor quoted, nor referred to in any public document, nor filed with any governmental agency or person without our prior written consent, except as may be required by law.~~

~~Notwithstanding the foregoing, we~~We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our name in the prospectus contained therein, without admitting that we are "experts" within the meaning of the Securities Act, as amended, or the rules and regulations of the Commission thereunder with respect to any part of the Registration Statement.   In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable laws or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Bermuda law.  It is given on the basis that it will not give rise to any legal proceedings with respect to it in any jurisdiction other than Bermuda.  Further, this opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

Yours faithfully

Appleby (Bermuda) Limited

SCHEDULE

1.The entries and filings shown in respect of the Company on the file of the Company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search on ~~18 March~~[•] 2013 (the "Company Search");

~~2.The entries and filings shown in the Supreme Court Causes Book maintained at the Registry of the Supreme Court in Hamilton, Bermuda, as revealed by a search on 18  March 2013 in respect of the Company (the "Litigation Search");~~

2.~~3.~~ Copies of the Certificate of Incorporation, Memorandum of Association and Bye-laws for the Company (collectively referred to as the "Constitutional Documents");

3.~~4.~~ A certified copy of the Unanimous Written Consent adopted by the Board of Directors of the Company effective 14 March 2013 (the "Resolutions"); and

4.~~5.~~ A copy of the Registration Statement on Form F-3, dated 18 March 2013, as amended on June 28, 2013 and as further amended on [•], 2013, under the United States Securities Act of 1933, as amended (the "Registration Statement").

Nordic American Tankers

July 25, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Max A. Webb

RE: Nordic American Tankers Limited (the "Company")

Ladies and Gentleman:

The undersigned registrant hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

NORDIC AMERICAN TANKERS LTD.

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman & CEO